Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Reference is made to the announcements of Bilibili Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities from time to time, the “Group”) dated March 16, 2022 and May 2, 2022 (the “First Conversion Announcement”) and the circular of the Company dated June 6, 2022 in relation to, among other things, the voluntary conversion to dual-primary listing (the “Primary Conversion”) on The Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and announcement of the Company dated June 30, 2022 in relation to the poll results of the annual general meeting held by the Company on June 30, 2022.

This announcement is made pursuant to paragraph 3.30 of Guidance Letter HKEX-GL122-22. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the First Conversion Announcement.

1.	CONVERSION TO DUAL PRIMARY LISTING

The Board is pleased to announce that on October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange will become effective (the “Effective Date”). The Company will become dual primary listed on the Stock Exchange and the Nasdaq, and the stock marker “S” will be removed from its stock short name on the Effective Date.

2.	OBLIGATIONS OF THE COMPANY TO COMPLY WITH ALL APPLICABLE LISTING RULES

Upon the Effective Date, the Company has to comply with the Listing Rules applicable to a dual-primary listed issuer, including the Listing Rules subject to the waivers and exemptions granted or applicable to the Company as a secondary listed issuer on the Stock Exchange which have been withdrawn or are no longer applicable upon the Effective Date. Such Existing Waivers that will lapse upon the Effective Date include, among others, the following specific waivers granted by the Stock Exchange, exemption and ruling granted by the Securities and Futures Commission of Hong Kong, on an individual basis:

Rules	Subject matter
Rule 2.07A of the Listing Rules	Printed Corporate Communications

Rule 13.25B of the Listing Rules	Monthly Return

Paragraph 3(b) of Practice note 15 to the Listing Rules	Three-year Restriction on Spin-offs

Section 4.1 of the Introduction to the Takeovers Code	Not a public company in Hong Kong under Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Details of all existing waivers are set out in the Prospectus.

The Company has taken necessary measures to comply with the Listing Rules applicable to a dual-primary listed issuer upon the Effective Date, including the necessary Shareholders’ approval in respect of the Primary Conversion which has been obtained at the annual general meeting of the Company held on June 30, 2022 (the “AGM”). In the event the Company is unable to demonstrate full compliance with an applicable Listing Rule in time (where no waiver has been granted by the Stock Exchange) upon the Effective Date, the Company would be in potential breach of the Listing Rules, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action by the Stock Exchange. The Company may also be directed to carry out possible remedial and enhancement actions such as internal control review and directors’ training on regulatory and legal topics including compliance with the Listing Rules.

3.	APPLICATIONS FOR WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES IN CONNECTION WITH THE PRIMARY CONVERSION

In connection with the Primary Conversion, the Company has sought, and the Stock Exchange has granted, the following waivers from strict compliance with the relevant provisions of the Listing Rules (the “Primary Conversion Waivers”):

Rules	Subject matter
Rules 3.28 and 8.17 of the Listing Rules	Joint Company Secretaries

Rule 19.25A of, and note 2.1 to paragraph 2 of Appendix 16 to, the Listing Rules	Use of U.S. GAAP

Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the Listing Rules	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

3.1.	Joint Company Secretaries

Requirements under the Listing Rules

Rules 3.28 and 8.17 of the Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company appointed, with effect from the Effective Date, Ms. Chau Hing Ling Anita (周慶齡) (“Ms. Chau”) of Vistra Corporate Services (HK) Limited and Mr. Xin Fan (“Mr. Fan”), chief financial officer of the Company, as joint company secretaries. Details of Mr. Fan’s biography are set out on page 266 of the Prospectus.

Ms. Chau joined Vistra Corporate Services (HK) Limited in 2013 and currently serves as a director of the corporate services department, where she leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Ms. Chau has over 20 years of experience in the corporate services industry and is currently the company secretary of multiple public listed companies in Hong Kong. Ms. Chau received a Master of Law majoring in corporate and financial law from The University of Hong Kong. She has been a fellow member of The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrator) in the United Kingdom and The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) since May 2013.

The Company’s principal business activities are outside Hong Kong. There are practical difficulties in finding persons who possess Mr. Fan’s day-to-day knowledge of the Company’s affairs while also having the academic and professional qualifications required. The Company believes that Mr. Fan, by virtue of his knowledge and past experience in handling corporate administrative matters of the Company, is capable of discharging the functions of a joint company secretary. The Company also believes that it would be in the best interest of the Company and the corporate governance of the Group to have a person such as Mr. Fan, who is an employee of the Company and has day-to-day knowledge of the Company’s affairs, as its joint company secretary. Mr. Fan has the necessary nexus to the Board and close working relationship with management of the Company to perform the function of a joint company secretary and take the necessary actions in the most effective and efficient manner.

Waiver application

Accordingly, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules for a period of three years from the date of appointment of Mr. Fan as a joint company secretary of the Company (the “Waiver Period”) on the conditions that (i) Mr. Fan will be assisted by Ms. Chau (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Listing Rules and is appointed as a joint company secretary) during the Waiver Period, and (ii) the waiver can be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek the Stock Exchange’s confirmation that Mr. Fan, having had the benefit of Ms. Chau’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Listing Rules such that further waiver will not be necessary.

3.2.	Use of U.S. GAAP

Requirements under the Listing Rules

Rule 19.25A of the Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Stock Exchange, which are normally HKFRS or IFRS. Where the Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Stock Exchange. In such cases the Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules requires the Company to prepare its financial statements in the financial reports to be in conformity with: (a) HKFRS; (b) IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules provides that the Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules.

In the Guidance Letter HKEX-GL111-22, the Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual primary or secondary listing in the U.S. and on the Stock Exchange can be prepared in conformity with U.S. GAAP. The Guidance Letter HKEX-GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its accountants’ reports and annual/interim/quarterly reports.

Reasons for applying for the waiver

As a company primary listed on the Nasdaq, the Company uses U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities and Exchange Commission as determined by the United States Public Company Accounting Oversight Board. U.S. GAAP is well recognized and accepted by the international investment community, particularly among technology companies, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the U.S. Aligning the accountings standards used for disclosures in both markets will alleviate any such confusion.

Waiver application

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules to use U.S. GAAP in preparing financial statements after the Primary Conversion subject to the following conditions:

(i)

inclusion of (a) a description of the relevant key differences between U.S. GAAP and IFRS; and (b) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using U.S. GAAP and IFRS in its interim and annual reports after the Primary Conversion. Such reconciliation statement in the interim report will be reviewed by its external accountants in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000, and the reconciliation statement in the annual reports will be audited by external accountants; and

(ii)	reversion to HKFRS or IFRS in the preparation of the Company’s financial statements in the event that the Company is no longer listed or has no obligation to make financial disclosure in the U.S..

3.3.	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

Background of the Contractual Arrangements

The following chart illustrates the Company’s organizational structure, including its principal subsidiaries and consolidated affiliated entities, as of the date of this announcement:

Notes:

(1)	Mr. Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the controlling shareholder, the chairman of the Board and the chief executive officer of the Company.
(2)	Shanghai Kuanyu has four subsidiaries.
(3)

Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li hold 52.3%, 44.3%, and 3.4% equity interests in Hode Information Technology, respectively, as of the date of this announcement. Mr. Chen is the controlling Shareholder, the chairman of the Board and the chief executive officer of the Company. Mr. Xu is the founder, director and president of the Company. Ms. Li is the vice chairwoman of the Board and chief operating officer of the Company.

(4)	Hode Information Technology has 31 subsidiaries.

(5)

Chaodian (Shanghai) Technology Co., Ltd. has entered into a series of contractual arrangements in September 2020 with Chaodian Culture and its individual shareholders, through which the Company obtained control over the operations, and enjoyed all economic benefits, of Chaodian Culture. Mr. Rui Chen, Mr. Yi Xu, Ms. Ni Li, Mr. Xujun Chai, Shanghai Kuanyu and Hode Information Technology hold 31.2%, 9.5%, 6.8%, 5.1%, 44.6% and 2.8% equity interests in Chaodian Culture, respectively, as of the date of this announcement. Mr. Xujun Chai is an employee of the Company.

Since Chaodian (Shanghai) Technology Co., Ltd. has only become a principal subsidiary of the Company in the financial year of 2021, the Contractual Arrangements with respect to the operations of the Relevant Business (as defined below) of Chaodian Culture were not separately disclosed in the Prospectus. Such Contractual Arrangements have been disclosed in the Company’s annual report for the financial year of 2021. The terms of the Contractual Arrangements with respect to the operations of all the Relevant Business (as defined below) of the Company (including those entered into with Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective Registered Shareholders, as applicable) are substantially the same.

Contractual arrangements

The Company is a leading video community for young generations in China and covers a wide array of content categories and diverse video, consumption scenarios, including videos, live broadcasting and mobile games. The Company is considered to be engaged in the provision of internet audio-visual program services, radio and television program production and operation business, value-added telecommunications services, production of audio-visual products and/or electronic publications, and internet culture business (the “Relevant Business”) as a result of the operations of the Company’s business. The Company conducts the Relevant Business mainly through the Consolidated Affiliated Entities, namely Shanghai Kuanyu, Hode Information Technology, Chaodian Culture, and their subsidiaries. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), foreign investors are prohibited from holding equity interest in an entity conducting internet audio-visual program services, radio and television program production and operation business, production of audiovisual products and/or electronic publications, and internet culture business and are restricted to conduct value added telecommunications services (except for electronic commerce, domestic multi-party communication, store-and-forward, and call center). For further details of the limitations on foreign ownership in PRC companies conducting the Relevant Business under applicable PRC laws and regulations, please refer to section headed “Regulatory Overview — Regulations Related to Foreign Investment In The PRC” in the Prospectus.

Since the investment in the Relevant Businesses in which the Company currently operates and may operate are subject to restrictions and prohibitions under current PRC laws and regulations, as advised by the PRC legal adviser of the Company, the Company determined that it was not viable for the Company to hold VIEs directly through equity ownership. Instead, the Company decided that, in line with common practice in industries in the PRC subject to foreign investment restrictions, the Company would gain effective control over, and have the right to receive all the economic benefits generated by, the Relevant Businesses currently operated by the VIEs through a series of contractual arrangements (the “Contractual Arrangements”) between the wholly-foreign owned subsidiaries of the Company (the “WFOEs”), on the one hand, and the VIEs and the registered shareholders (the “Registered Shareholders”), as applicable, of the Onshore Holdco, on the other hand. Accordingly, the Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements.

For a summary of the Contractual Arrangements with respect to the operations of the Relevant Business of Shanghai Kuanyu and Hode Information Technology, please refer to section headed “Contractual Arrangements — Summary of the Material Terms of the Contractual Arrangements” in the Prospectus. Since the WFOE of the VIE structure with Chaodian Culture, being Chaodian (Shanghai) Technology Co., Ltd., has become a principal subsidiary of the Company in the financial year of 2021, the Contractual Arrangements with respect to the operations of the Relevant Business of Chaodian Culture has been disclosed in the Company’s annual report for the financial year of 2021. The Contractual Arrangements with respect to the operations of all the Relevant Business of the Company (including those entered into with Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective Registered Shareholders, as applicable) were entered into before the Company became secondary listed on the Stock Exchange, and the terms of such Contractual Arrangements are substantially the same and have been disclosed in the Prospectus.

Reasons for applying for the waiver

The transactions contemplated under the Contractual Arrangements shall constitute continuing connected transactions of the Company under the Listing Rules upon the Effective Date as certain parties to the Contractual Arrangements, namely Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, shall be connected persons of the Company upon the Effective Date. Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li are executive Directors.

The Contractual Arrangements with respect to the operations of all the Relevant Business of the Company (including those entered into with Shanghai Kuanyu, Hode Information Technology, Chaodian Culture and their respective Registered Shareholders, as applicable) were entered into before the Company became secondary listed on the Stock Exchange, and the terms of such Contractual Arrangements are substantially the same and have been disclosed in the Prospectus.

Based on the above, the Board is of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the VIEs will be consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and all the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the VIEs through the service fees payable to the WFOEs), therefore the Board believes that it will not be in the interest of the Company and its Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the VIEs and any member of the Group (the “New Intergroup Agreements” and each of them, a “New Intergroup Agreement”) shall technically constitute continuing connected transactions under Chapter 14A of the Listing Rules upon the Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

The Board is also of the view that: (i) the Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that fair and reasonable, and in the interests of the Company and its Shareholders as a whole; (ii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

Gram Capital, the independent financial adviser to the Company in respect of the Contractual Arrangements appointed pursuant to Rule 14A.52 of the Listing Rules, is also of the view that in relation to the Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture, (i) the continuing connected transactions in respect of the Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and its Shareholders as a whole; and (ii) it is normal business practice for agreements of this type to be of such duration exceeding three years based on all the matters set out above, including in particular: (a) its discussion with the Directors, including regarding the advice of the PRC legal adviser of the Company about, and the necessity of, the Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew Contractual Arrangements for the Relevant Business of Shanghai Kuanyu, Hode Information Technology and Chaodian Culture every three years or less; and (c) the fact that the duration of similar arrangements of other listed issuers on the Stock Exchange are normally infinite until termination or infinite in practice.

Listing Rules implications and waiver application

The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

In respect of the Contractual Arrangements and the New Intergroup Agreements, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement requirement under Rule 14A.35 of the Listing Rules; (ii) the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules; (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules; and (iv) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules subject to the following conditions:

(a)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements (including with respect to any fees payable to the WFOEs thereunder) will be made without the approval of the independent non- executive Directors.

(b)	No change without independent Shareholders’ approval

Save as described in condition (d) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in condition (e) below) will, however, continue to be applicable.

(c)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIEs for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOEs by the VIEs under the relevant exclusive business cooperation agreement, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs.

(d)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(e)	Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on- going basis as follows:

•

The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules.

•

The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdcos to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and Onshore Holdcos during the relevant financial period under condition (d) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•

The Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•

For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as the Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the VIEs and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the VIEs), and transactions between these connected persons and the Group (including, for this purpose, the VIEs), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•

The VIEs will undertake that, for so long as Class Z Ordinary Shares are listed on the Stock Exchange, the VIEs will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

If any term of the Contractual Arrangements is altered, or if the Company enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, the Company must fully comply with the relevant requirements under Chapter 14A of the Listing Rules unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of withdrawal of any of the aforementioned Primary Conversion Waivers, the Company would have to fully comply with such Listing Rules.

4.	AMENDMENTS TO THE 2018 SHARE INCENTIVE PLAN AND TERMINATION OF THE GLOBAL SHARE PLAN

In order to comply with the relevant rules and requirements regarding the Primary Conversion and customary market practices with effect upon the Effective Date, on September 7, 2022, the Board approved certain amendments to the 2018 Share Incentive Plan, and the termination of the Global Share Plan, to be effective upon the Effective Date. The Class Z Ordinary Shares to be issued after the Effective Date to satisfy the vesting of awards under the amended 2018 Share Incentive Plan will be issued under the general mandate approved by the Shareholders at the AGM and will be subject to the Scheme Limit (as defined below).

The 2018 Share Incentive Plan will not, upon the Effective Date, be subject to the current Chapter 17 of the Listing Rules and any grant of share awards in the form of new Class Z Ordinary Shares and issuance of new Class Z Ordinary Shares to a connected person pursuant to the 2018 Share Incentive Plan will be subject to Chapter 14A of the Listing Rules. From January 1, 2023, being the effective date of the new Chapter 17 of the Listing Rules (the “New Chapter 17”), the Company will rely on the transitional arrangements provided for existing share schemes that are valid as at January 1, 2023 as set out in the conclusions to the consultation on Proposed Amendments to Listing Rules relating to Share Schemes of Listed Issuers published by the Stock Exchange on July 29, 2022. In particular, the Company will comply with the disclosure requirements under Rules 17.06A, 17.06B, 17.06C, 17.07, 17.07A and 17.09 of the New Chapter 17. In addition, the Company will only grant awards to eligible participants, as defined in the new Rule 17.01A of the Listing Rules, under the current 2018 Share Incentive Plan upon the Effective Date until the earlier of (i) the second annual general meeting of the Company after January 1, 2023 or (ii) the adoption of a new scheme mandate or amendments of the terms of the 2018 Share Incentive Plan to comply with the New Chapter 17.

A summary of the key terms of the amended 2018 Share Incentive Plan as approved by the Board is set out below.

Types of Awards.

The 2018 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Scheme Limit.

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards is expected to be 30,673,710, which is indicative of 10% of the total number of issued Class Z Ordinary Shares as at the Effective Date, (assuming there is no change in the total number of issued Class Z Ordinary Shares from September 13, 2022 (being the latest practicable date in respect of which the Company is able to obtain information regarding the total issued capital) until the Effective Date and excluding Class Z Ordinary Shares underlying awards which have terminated, expired or lapsed in accordance with the 2018 Share Incentive Plan).

Plan Administration.

The Board or a committee of one or more members of the Board will administer the 2018 Share Incentive Plan. The committee or the full Board, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award under the 2018 Share Incentive Plan.

Award Agreement.

Awards granted under the 2018 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.

The Board or committee of the Board will not at any time during which the Company has a primary listing status on the Main Board of the Stock Exchange grant options to participants under the 2018 Share Incentive Plan, unless such grant of options is compliant with the relevant Hong Kong Listing Rules and applicable laws. Save for the aforementioned, we may grant awards to employees, directors and consultants of our Company under the 2018 Share Incentive Plan.

Vesting Schedule.

Under the 2018 Share Incentive Plan, in general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions.

Under the 2018 Share Incentive Plan, awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment.

Unless terminated earlier, the 2018 Share Incentive Plan has a term of ten years. Subject to the requirements of the Listing Rules, the Board has the authority to amend or terminate the 2018 Share Incentive Plan, provided that no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2018 Share Incentive Plan unless agreed by the participant.

5.	APPOINTMENT OF JOINT COMPANY SECRETARIES

In May 2022, Ms. Chau Hing Ling Anita (周慶齡) of Vistra Corporate Services (HK) Limited and Mr. Xin Fan, chief financial officer of the Company, were appointed as joint company secretaries of the Company, with effect from the Effective Date. Details of the biographies of Ms. Chau and Mr. Fan are set out in section 3.1 headed “JOINT COMPANY SECRETARIES” above and page 266 of the Prospectus.

6.	CHANGE OF AUTHORIZED REPRESENTATIVE AND PROCESS AGENT

Following the Primary Conversion, Ms. Yingying Yang, senior director of investor relations of the Company, will cease to be an authorized representative of the Company under Rule 3.05 of the Listing Rules, and Mr. Tsang Kwok Fai (曾國輝) will cease to be the authorized representative for accepting the service of process and notices on behalf of the Company in Hong Kong pursuant to Rule 19.05(2) of the Listing Rules and under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), each with effect from the Effective Date.

Mr. Fan, being the chief financial officer and joint company secretary of the Company, will continue to be an authorized representative of the Company under Rule 3.05 of the Listing Rules upon the Effective Date.

The Board further announces that (i) Mr. Yi Xu, a director of the Company, has been appointed as an authorized representative of the Company under Rule 3.05 of the Listing Rules; and (ii) Ms. Chau, has been appointed as an authorized representative of the Company for accepting the service of process and notices on behalf of the Company in Hong Kong pursuant to Rule 19.05(2) of the Listing Rules and under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), each with effect from the Effective Date.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, September 29, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.